Mail Stop 03-09
Via Facsimile and U.S. Mail

	May 31, 2005


Dr. Richard A. Miller, M.D.
President and Chief Executive Officer
Pharmacyclics, Inc.
995 E. Arques Avenue
Sunnyvale, CA 94085-4521

RE:	Pharmacyclics, Inc.
	Form 10-K for the fiscal year ended June 30, 2004
	Filed August 30, 2004
            File No. 000-26658

Dear Dr. Miller:

              We have reviewed your filing and have the following comments. We have limited our review of the above referenced filing to only those issues addressed. In our comments, we ask you to provide us with supplemental information so that we may better understand your disclosure. Please provide us the supplemental information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your supplemental responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended June 30, 2004

Managements Discussion and Analysis

Research and Development, pages 25-26

1. We note that you do not disclose the principal terms of your two
R&D collaborations, including the duration of these collaborations, how funding is shared, basis for expense reimbursement, R&D expense incurred for each period presented, requirements to pay development milestones and product royalties, expected completion dates and future capital funding requirements. Also, you do not disclose estimated milestone and royalty payments in your table of contractual obligations or in a note to that table explaining their exclusion. Please provide the analysis that served as the basis for your decision not to include this disclosure in your filing.

2. Disclosure about critical accounting policies should allow a fuller understanding of how you determine estimates made in connection with R&D collaborations, critical factors and assumptions underlying these estimates and the potential impact on your future operations and financial condition of changes in prior period estimates. We were unable to find this disclosure in your filing. Please provide the analysis that served as the basis for your decision not to include this disclosure in your filing.

Financial Statements

Note 1. The Company and Significant Accounting Policies, page 39

3. Demonstrate how the disclosed fair value of purchase awards under
the Company`s Purchase Plan of $5.72 in 2004, $15.06 in 2003 and $15.74 in 2002 complies with FAS 123. We note that the Company`s stock price was in the range of $2.35 per share to $5.70 per share for 2003.
*  *  *  *  *

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Frank Wyman, Staff Accountant at (202) 551-
3660
or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.
							Sincerely,


Jim B. Rosenberg
Senior Assistant Chief Accountant
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Dr. Richard A. Miller, M.D.
Pharmacyclics, Inc.
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